Filed by Friedman, Billings, Ramsey Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                   Commission File No: 001-15049






       FRIEDMAN, BILLINGS, RAMSEY GROUP, INC. AND FBR ASSET INVESTMENT CORP.
                              JOINT CONFERENCE CALL
                                    11/15/02
                                  8:30 A.M. EST

MODERATOR:
I would now like to turn the call over to Mr. Rick Hendrix, President and Chief Operating Officer. Thank you, sir. You may begin.

RICHARD J. HENDRIX, PRESIDENT AND COO, FBR ASSET INVESTMENT CORPORATION:
Good morning. Thank you all for joining us this morning for our conference call to discuss the announced merger of FBR Group and FBR Asset Investment Corporation.

Before beginning our call, I would like to remind everyone that statements concerning future performance, developments, events, market forecasts, revenues, expenses, earnings, run rates and any other guidance on present or future periods constitute forward-looking statements. These forward-looking statements are subject to a number of factors, risks, and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include, but are not limited to, the overall environment for interest rates, repayment speeds within the mortgage-backed securities market, risk associated with equity investments, the demand for public offerings, activity in the secondary securities market, the high degree of risk associated with technology and other venture capital investments, competition for business and personnel, and general economic, political, and market conditions. Additional information concerning factors that could cause actual results to differ materially is contained in FBR Asset's Annual Report on Form 10-K and quarterly reports on Form 10-Q, and FBR Group's Annual Report on Form 10-K and quarterly reports on Form 10-Q.

Also joining us this morning are Emanuel Friedman, Chairman and co-Chief Executive Officer of FBR Group, Eric Billings, Chairman and CEO of FBR Asset, and Vice-Chairman and co-CEO of FBR Group, Bob Smith, Chief Operating Officer of FBR Group, and Kurt Harrington, Chief Financial Officer of both companies.

I would now like to turn it over to Emanuel Friedman.

EMANUEL FRIEDMAN, CHAIRMAN AND CO-CEO, FRIEDMAN, BILLINGS, RAMSEY:
Thank you, Rick. Friedman Billings Ramsey Group and FBR Asset are very excited to announce that they have signed a definitive agreement to merge the two firms in a tax-free stock-for-stock exchange. Under the terms of this transaction, each share of FBR Asset common stock outstanding, in closing, will be converted in a three point six five (3.65) shares of Class A common stock, and each share of FBR Group will be converted into one corresponding Class A or Class B share of the new entity, which will have REIT status for tax purposes.

Based on the nine dollars and fifty cents ($9.50) closing price of FBR Group shares on the New York Stock Exchange on November 14th, the value to be received in exchange for each share of FBR Asset would be thirty-four dollars and sixty-eight cents ($34.68), representing a twenty-two percent (22%) premium to the closing price of FBR Asset shares on the New York Stock


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Exchange. The transaction, which is anticipated to close in the first quarter of
2003, is expected to be accretive to the earnings of both FBR Group and FBR
Asset in the first full year after the merger. The resulting company's book value as of September 30th, 2002, pro forma for the merger, will be more than one billion dollars, or seven dollars and sixty-eight cents ($7.68) per share.

I'd like to briefly talk about the transaction from the FBR, Friedman Billings Ramsey, investors' point of view, and Eric Billings will then talk about it from the FBR Asset investor's point of view.

From FBR's point of view, it means that the new company will pay a dollar thirty-seven ($1.37) dividend, which effectively is the same dividend on the exchange basis that FBR Asset would pay. Most of the dividend income will come from the mortgage-backed securities, almost all of it, so in a sense we will have income, a very, very strong income base. Simultaneously, the new company will have growth, because it will be able to recur, retain approximately fifteen
(15) to as much as twenty (20) million dollars a year in earnings to continue to grow the brokerage arm, which continues to have very, very strong performance. So in a sense, the new company will have the same income components, but will have additional growth components.

Further, the new company will be less leveraged than FBR Asset was. The leverage of the new company will be six-to-one (6-1), which is extremely favorable to other brokerage firms in the industry. The management effectively will remain the same in terms of how both FBR was managed and FBR Asset was managed. So there will be, the management of both companies will remain exactly the same.

In terms of some of the advantages, again: One, the new company will have equity capital greater than a billion dollars. We will have very efficient and transparent growth businesses. We said that management will remain the same; leverage will be less than in FBR Asset and less than almost all the companies in the industry. There will substantial tax savings because of the merger, because beginning January 1st, FBR would have been a full taxpayer. Because of the restructure, a substantial part of the earnings will be able to be flowed through into the dividends on a very, very tax-efficient method. And it will be fed based on 2003 numbers--it will be accretive both to FBR and to FB Asset shareholders.

For those of you who are not as familiar with FBR Group, I would briefly just like to go through some of the characteristics of the company. We are an institutional brokerage firm with four hundred and sixty employees (460), sixteen (16) offices in the United States and in Europe. We have six (6) focused verticals--financial services, real estate, technology, energy, diversified industries, and healthcare. We continue to be one of the ten (10) largest managing equity underwriters. We have a very, very strong balance sheet that is completely unleveraged, with three (3) major profit centers--institutional brokerage, sales and trading, investment banking, and asset management.

In terms of research analysts, we have sixty (60) research analysts, fifty (50) institutional brokers, seventy-five (75) investment bankers, approximately forty
(40) people in asset

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management, with seven and a half (7.5) billion dollars under management, and a private client group.

In terms of the research, we cover all the different sectors that are in our verticals--financial services, real estate, technology, energy, health care, and diversified industries. We continue to have strong growth in this very, very volatile time, and in the last quarter we recorded record investment banking revenues.

In terms of our performance, we rank as number, the eighth (8th) largest underwriter from the period from one January 1, 2002, to September 30, 2002, so we continue to be one of the largest capital markets players in the United States. We believe this merger will continue to enhance our ability to grow, our ability to get except--very, very strong returns in our business.

With that, I'd like to turn over the call to Eric Billings.

ERIC BILLINGS, CHAIRMAN AND CEO OF FBR ASSET INVESTMENT CORP. AND VICE-CHAIRMAN AND CO-CEO, FRIEDMAN, BILLINGS, RAMSEY GROUP, INC:
Good morning, everybody. For FBR Asset shareholders, the merger will do the following. Clearly, as we start, we have a company that is approximately five point seven (5.7) billion dollars in assets; substantially, most of those, five point six (5.6) billion, approximately, are invested in very high grade, Triple-A, Ginnie Mae, Freddie Mac, Fannie Mae hold-owned securities. We have approximately seven hundred (700) million dollars of equity capital. The company has, earnings of approximately--a dividend, excuse me--of approximately five
(5) dollars a share prior to this merger, and a book value which was, as of September 30th, approximately twenty-nine (29) dollars. Including net book value, however, is [unintelligible] to market on our mortgage-backed securities, since we don't trade those securities. Book value, without the mortgage-backed markup, was approximately twenty-six (26) dollars a share.

The effect of this transaction to our company is very substantial. First of all, as a business, we have - post the transaction we will have - the same dividends as shareholders as we had prior to the transaction. We will have earnings which will be higher than we had prior had prior to the transaction, and in fact, we also will have a book value per share which is approximately the same as we had prior to the transaction. On the other side of this, we have a company that goes from eight and half (8.5) times leverage to approximately six (6) times leverage. Our flexibility as a business to protect the company in different rate environments is very, very substantial.

As a company, we have a very, very dynamic broker dealer, which has been dropped into our company in essence, and so, and then post the transaction we go from having the equivalent of five (5) dollars in dividends, well north of five (5) dollars in earnings, well north of twenty-six (26) dollars in book value, and we end up with a company, the same company with a great broker dealer which has had very, very dynamic growth, substantial earnings, and very importantly, the ability to grow retained equity on a significant basis going forward as a company.

We will grow, as a company. From FBR Asset shareholders' perspective, we will not only have the same earnings and book value characteristics, and of course the ability to grow retained

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earnings, but we will have a company that has historically grown the business much more rapidly than we've grown retained earnings, and we will be able to continue to provide for that.

So as we go forward as a company, our ability to not only protect ourselves in down times but to grow the business substantially, the grow the dividend, to grow the earnings of the company, is very significant now and far greater. We end up with a company that from an intrinsic value perspective, on the day after we close this transaction, will be internally managed, will have a growth dynamic which is significant, and we will have the same characteristics in all of the managers we had before. We believe it allows the intrinsic value of FBR Asset to... it will have increased very substantially and will be able to be reflected through the price of the stock. As an externally managed mortgage REIT, it would be very, very difficult for that to take place otherwise.

So in the aggregate, we believe very clearly that the combined companies give us a tremendous platform and a tremendous footprint. Many of the things that Manny mentioned, of course, are very, very important to us as a billion-dollar company, a company with equity capital of a billion dollars, which makes us somewhere in the seventh (7th) to eighth (8th) largest independent broker dealer, from an equity perspective and earnings perspective, in the United States.

We will pay, as we go forward, substantial dividends. We will be retaining something in the vicinity of twenty (20) million dollars, fifteen (15) to twenty
(20) million dollars of equity capital without any assumed realized appreciation in the hundred (100) million dollars of equity securities that we will have in the combined business. Historically, we have generated very substantial returns on those equity securities. So as a go-forward company, we will have the ability to grow our retained equity at what we think is very significant levels, and we will continue to pay our dollar thirty-six ($1.36) dividend, which was of course five dollars ($5.00) equivalence on the FB Asset's old stock.

So the company also has chosen to take the REIT corporate structure, because of its enormous tax efficiencies. We will save as a company approximately twenty-five to thirty (25-30) million dollars in tax savings through this structure, which is clearly one of the significant reasons for appreciation and accretion. And so we are very excited about the long-term characteristics of both businesses. FBR Group has grown its investment banking revenues from approximately fifty (50) million to what we think will be about a hundred and fifty (150) million this year. Over the last three years, [unintelligible] secondary trading from approximately thirty (30) million to approximately seventy (70) million this year over the last three years. We think the combined company gives us the ability - because of the notoriety, the size, the magnitude of the capital resources and the earnings resources and the footprint - to certainly maintain growth rates that we have seen historically; which means that we will be able to not only pay out substantial dividends, as we will be immediately, but also to grow our compounded earnings, our compounded equity in the company very significantly, and of course, to grow the earnings of the company on a compounded growth very substantially. Again - dynamics that would have been very, very difficult for FBR Asset to achieve on its own.

Those are the highlights of the merger. Manny?

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EMANUEL FRIEDMAN, CHAIRMAN AND CO-CEO, FRIEDMAN, BILLINGS, RAMSEY:
Just to summarize some of the points - the new company will have a hundred and thirty-two (132) million shares outstanding, which means that it will have a market cap of a little more than a billion two (1.2 billion), based on the nine-fifty ($9.50) closing price. It will have a very, very substantial float. We believe it will pick up additional coverage over time, so that we believe that over the long term it will enhance all shareholder values. The company will, as Eric said, will--we are using an estimate of a dollar fifty ($1.50) of earnings in 2003. And again, that assumes that the investment banking run rate continues as the same level, the approximate level it's running out in 2002, and that assumes on the FBR Asset side, that there is no appreciation on any of the investments - equity investments - that it has made.

So we think that the transaction together has a number of very strong characteristics--the same income characteristics that FBR Asset already had, with the additional growth potential, which we think over time will enhance the ability of the company to trade at a multiple to book, and we also think it creates a very, very strong liquid currency.

We do intend to have a series of conference calls with many of the shareholders individually today, so we would like to talk to you. And Eric and, and the man--Eric, myself, and the management team will be the road Monday and Tuesday and Wednesday, all through next week, to meet with you individually to make sure everybody is very comfortable with the transaction.

ERIC BILLINGS, CHAIRMAN AND CEO OF FBR ASSET INVESTMENT CORP. AND VICE-CHAIRMAN AND CO-CEO, FRIEDMAN, BILLINGS, RAMSEY GROUP, INC:
By a posted transaction, by way of comparison as we look at our company again, we will have at the new company, FBR Group Inc., will have approximately six (6) times leverage in the business. In the broker-dealer industry, the leverage ranges very substantially from approximately--really, we will be at just about the low end of the leverage in the entire broker-dealer industry. Clearly, the only leverage we have will be on Triple-A government securities, so there is no asset-side risk to those securities. The--as many of you do know, the leverage in the broker dealer industry ranges from about six (6) times to as high as thirty-five (35) times, so again, we will be at the very lowest end, with earnings of approximately a dollar fifty ($1.50). That means we will have approximately a twenty-percent (20%) cash return on invested equity, which is at the highest end of the broker-dealer industry, and so certainly we are very, very encouraged by the fact that we believe we will have the highest return with the lowest leverage in the industry, and are mindful of the fact that as we look at the industry and how the industry trades as a relationship to tangible book, somewhere between one and a half (1.5) and two to two and a half (2-2.5) times in earnings, a rate somewhere between twelve (12) and sixteen (16) times, that it gives all of our shareholders very substantial upside potential by virtue of the dynamic created from the merger of the two companies.

So we are very excited about it, and we would like to open it up for questions.

MODERATOR:
If you would like to ask a question at this time, please press star-one on your touch-tone phone. You will be announced prior to asking your question. Once again, to ask a question, please press star-one. Our first question comes from Larry Gavner [ph].

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Larry Gavner, Caller:
Hi--UBS Warburg. If you close the deal sometime within the first quarter as an FB holder, would you get some form of a pro-rated dividend?

ERIC BILLINGS:
The dividend that will be paid, that FB will be paying, the December dividend, the fourth (4th) quarter dividend will be the same dividend that it planned to pay, which is the regular dividend and any special dividend that would have been paid.

Gavner:
I guess what I'm asking is...

ERIC BILLINGS:
In the first (1st) quarter, it'll be, assuming it trades, it closes in the middle of the first (1st) quarter, there will be no special dividend during that stub period. There'll be a full dividend for the whole quarter at the end of quarter, which would be - at this time - at the dollar thirty-seven ($1.37) run rate or the five dollar ($5.00) run rate...

EMANUEL FRIEDMAN:
Annualized.

ERIC BILLINGS:
Annualized. We would continue to maintain that exact dividend.

Gavner:
Okay. Thank you.

OPERATOR:
Our next question comes from David Friedman with Bear Stearns.

David Friedman, Caller:
Yes. Good morning. Two questions. To make this a REIT going forward, is that something that's going to require an IRS approval, and then just why did FB Asset sell stock this past June? What was the logic there, and had you been thinking about this merger back then, or what drove the merger now versus back then? Thank you.

ERIC BILLINGS:
The REIT, the REIT treatment does not require an IRS ruling. It's a continuation of the same REIT treatment that FBR Asset has today with its taxable REIT subsidiary insider. And so, specifically, we are choosing the REIT corporate structure clearly because of the enormous tax efficiency and benefits that it brings to us--again, somewhere in the neighborhood of twenty-five to thirty (25-30) million dollars we believe will be the tax savings, that rather than paying out, paying through to the government, we would be able to pay to all of our

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shareholders. And we are doing that because our compliance with REIT rules is substantial. We need - from an asset perspective - we would need something in the neighborhood of six to seven hundred (600-700) million dollars of REIT conforming assets, and that - post the transaction - we will have more than six
(6) billion dollars in REIT-conforming assets. So we are in very substantial compliance.

This is a transaction that we started to contemplate in August of this year, and, and, it's a transaction that we think is enormously accretive to both companies, in our judgments. And so, based on that and based on the enormous benefits to the combined companies, we clearly have been very, very excited to execute this agreement.

David Friedman:
So in terms of the equity offering in June, that was because FB decided they needed some equity for growth then, and this is another way of continuing to get equity to continue to grow, because they will be less leveraged now?

RICK HENDRIX:
Well, FBR Asset, when it issued shares in June, did it because it was accretive to book value and accretive to earnings at that time to the FBR Asset shareholders. We were trading at significant premiums to book value, and we were able to put the money to work very accretively to earnings, as we've said. So this transaction is really an opportunity to continue to grow earnings for FBR Asset, to really increase the predictability and stability of earnings for FBR Asset in different interest rate environments, and add a growth business to the shareholders. So the decision to raise capital was because it was accretive to earnings and book. The decision to enter into this transaction was because it's accretive to earnings, increases our flexibility and predictability of our earnings, and we're able to do that while maintaining the dividends and maintaining book value.

David Friedman:
Thank you very much.

RICK HENDRIX:
Thank you.

MODERATOR:
The next question comes from Sam Moran, with Gem Investors.

Sam Moran, Caller:
Hi, guys. I got on the call a little bit late, so you might have addressed this already, but I think the last caller mentioned on the last question that this deal doesn't get done until the first (1st) quarter, so I assume the dividend will be taken in the fourth (4th) quarter, and maybe the special dividend.

ERIC BILLINGS:
Yes, that's correct.

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Moran:
And the new entity will continue to be a REIT, mainly a commercial REIT?

EMANUEL FRIEDMAN:
The new entity will continue to be a residential mortgage. We'll have a big residential mortgage-backed portfolio and we'll continue to be a brokerage firm, an institutional brokerage firm.

ERIC BILLINGS:
And as elected, from a corporate tax perspective, REIT status.

Moran:
I'm sorry?

ERIC BILLINGS:
....and will continue to pay the same dividend that FBR Asset paid, which was the five dollar ($5.00) a year dividend.

Moran:
Right. Does the brokerage firm pay a dividend now?

KURT HARRINGTON:
It does not.

Moran:
So what does the payout become?

EMANUEL FRIEDMAN:
The payout remains the same, because the brokerage firm is generating so much excess capital and has approximately forty to fifty (40-50) million dollars of excess capital growing at fifteen (15) million dollars a quarter right now, fifteen to twenty (15-20) million a quarter, and with that excess capital, it would, that would get, gets redeployed into the similar mortgage-backed strategy so the combined companies can continue to pay the same dividend and still retain substantial earnings.

ERIC BILLINGS:
And again, that is assuming no realized depreciation in the equity securities, a hundred (100) million dollars of equity securities in FBR Asset.

Moran:
So right now, FB generates most of its cash flow to pay the dividends from residential mortgages. I take it, after the merger, the source of that cash flow will be a little bit more diversified so you're not so vulnerable to swings in the yield growth?

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ERIC BILLINGS:
That's exactly correct. In addition to that, not only is it more diversified, but it has a very dynamic growth characteristic. And, as you imply, substantially less leverage. We weren't very leveraged to begin with, but now substantially less - less leveraged. Again - providing great flexibility in different environments.

Moran:
Okay. Thank you.

MODERATOR
The next question comes from Richard Sloane, who is a private investor.

Richard Sloane, Caller:
First, gentlemen, good luck on this transaction. Second, I think one question was answered. The special dividend is anticipated to be made to FB Asset, and my third comment is directed toward Eric. If in fact the FBR, FB stock price falls below eight seventy-five ($8.75), the press release says FB Asset may terminate. Is that the intent - that they would? I mean, do you believe that that's what you would propose to do?

ERIC BILLINGS:
Yes, Rick, why don't you...

RICK HENDRIX:
You know, that provision is in there to protect the shareholders of FBR Asset in the event that the group stock falls below that level, obviously. At that point, a special committee of the FBR Asset board would make a determination as to whether or not they would exercise that walkaway right.

ERIC BILLINGS:
And that will be a decision that they would then make. Clearly, because of the different floats in both companies, this is something that we think is very advantageous strategically...For the company.

RICK HENDRIX:
I think this question, actually, you know--the determination, as the question said, to Eric or the company, I think, is absolutely appropriate, but the answer with regard to the special committee making this determination, I think, is important to recognize. The special committee of FBR Asset's board really negotiated this transaction and agreed to enter into the merger agreement on behalf of the shareholders, and so they would continue to make those types of determinations on a go-forward basis.

EMANUEL FRIEDMAN:
Obviously, the transaction is subject to getting shareholder vote approval.

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Sloane:
Thank you very much.

MODERATOR:
Our next question comes from John Cardoza, with Chesapeake Partners.

John Cardoza, Caller:
Hey, guys, a couple quick questions. One, I just want to make sure I understand the structure. The entire new entity is going to be a REIT, is that right?

ERIC BILLINGS:
Correct.

Cardoza:
And what's the, the distinction between a Class A or Class B share? It says that each share of FBR Group can be converted into Class A or Class B shares.

ROBERT SMITH:
Existing FBR has an kind of dual class structure, twenty-five (25) million Class B outstanding. The tax structure survives in the new entity.

Cardoza:
Okay. And a last quick question. This sort of efficiency which the deal is based on - has it existed previously? Why the timing right now? You mentioned that you started contemplating this back in August. Why would you have not contemplated this earlier?

EMANUEL FRIEDMAN:
It's just simply because the--both, actually both companies--FB Asset has a broker-dealer, so there was nothing unusual about the structure...

ERIC BILLINGS:
A tiny broker dealer.

EMANUEL FRIEDMAN:
A tiny broker dealer. But from a tax efficiency point of view, beginning January 1st, FBR will be a taxpayer. It's generating substantial excess capital, which has to be redeployed, so the timing is very, very advantageous for both parties.

ROBERT SMITH:
Just to clarify one thing, though. The new holding companies will elect REIT status for tax efficiency. It will have a taxable REIT subsidiary in which all of the existing FBR Group operating businesses--investment bank, brokerage, and asset management companies--will reside. The earnings within the taxable REIT subsidiary will be taxed as they are today, and we intend to repay the bulk of those earning inside the taxable REIT subsidiaries.

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Cardoza:
Okay. Very helpful. Thanks a lot--congratulations.

ERIC BILLINGS:
Thank you.

MODERATOR:
Our next question comes from Rick Hendricks of Stiefel.

Rick Hendricks, Caller:
Hi, guys. I've got a quick question. Your principal merchant banking activities were done out of FB Asset. Will they be limited now, or is there enough assets coming out of the REIT that those activities can maintain their same activity in the market?

ERIC BILLINGS:
No, Rick. We will absolutely be able to maintain all of the same levels of activity that we have, and again, because of the potentially, the more flexible structure in different environments, quite potentially we can even do a little bit more in that regard. But we would intend to act in basically the same manner as we have acted previously.

Hendricks:
I appreciate it, Eric. Good luck, guys.

ERIC BILLINGS:
Thanks very much, Rick.

MODERATOR:
Our next question comes from Eric Connerlly, with Boston Partners.

Eric Connerlly, Caller:
Hi. Just to be perfectly clear here, FBR will initiate a dividend of thirty-five cents ($0.35) per share, beginning sometime in April of 2003--is that correct?

EMANUEL FRIEDMAN:
It's approximately thirty-four cents ($0.34), which will be paid--that will be the first (1st) quarter dividend, which on a run rate is exactly the same as the five dollar ($5.00) dividend.

ERIC BILLINGS:
And we would anticipate--ideally, Eric, that would be the end of March dividend, declared at the end of March, paid in April.

Connerlly:
Okay, great. Second, what's the minimum threshold of minority shareholders, percentage that you need to effective, effect the transaction?

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ROBERT SMITH:
FBR Asset requires a two-thirds vote of all shareholders and FBR Group is essentially a simple majority.

Connerlly:
Okay. And last, will there be appraisal rights associated with FBR Asset shareholders?

ERIC BILLINGS:
I don't believe so.

Connerlly:
Okay. And is there any collar, or floor, I guess, explicit or nonexplicit in the agreement?

RICK HENDRIX:
It's a fixed exchange ratio, but there are walkaways that act as a ceiling and a floor. There's a walkaway at eight seventy-five ($8.75), which is measured as the ten-day trading average prior to closing of the FBR Group stock, and that's a walkaway for FBR Asset. And on the other side, at ten fifty-five ($10.55), FBR Group has a walkaway right.

Connerlly:
And for practical purposes, Eric, are you going to walk away at eight seventy-five or is your real threshold something lower?

ERIC BILLINGS:
Well, Eric, it's important that you understand that the special committee of FBR Asset, which was set up - and this is three (3) independent directors of FBR Asset - negotiated the entirety of this transaction on behalf of FBR Asset and FBR shareholders. The right to walk away from the transaction resides with them, and they have been very rigorous in this process. So I would not answer for them, but it's fair to say that they have been very, very rigorous in the process.

EMANUEL FRIEDMAN:
Eric, obviously, there is also the shareholder vote that would have to take place, so shareholders can obviously see the price and either vote for the transaction or not vote for the transaction.

Connerlly:
Okay. Just to be clear, roughly half of the minority shareholders would have to vote in favor of the transaction?

ERIC BILLINGS:
That's correct.

EMANUEL FRIEDMAN:
That's right.

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Connerlly:
Okay. So, any objections to the deal, we should take up with the special committee directors directly?

ERIC BILLINGS:
You're certainly free to do that.

Connerlly:
Okay, great. Thank you.

MODERATOR:
Our next question comes from John Spitzer with Archold [ph].

John Spitzer, Caller:
My question's been answered. Thank you.

MODERATOR:
We'll go next to David Lieberman, with Needham and Company.

David Lieberman, Caller:
Yeah, just--I was curious, the walks, you know, had a spread of, like, a dollar eighty between them. It seems somewhat, I guess noncommittal, and maybe you can explain, you know, why, I guess, you know, why they've been set there.

ERIC BILLINGS:
That was approximately a ten percent (10%) discount to the ten-day trading average prior to the transaction, and a ten percent premium (10%).

David Lieberman:
Right. And any reason why they're so--why not twenty percent, or, you know, why not a wider range that would show more commitment to doing the transaction?

ERIC BILLINGS:
Well, the commitment is complete, but it's that we're mindful of the fact that particularly on the down side, because of the more limited float in FBR Group, we are sensitive to the fact that we think that acts as a good barrier to protect the company. Obviously, we believe and we think from an intrinsic value perspective compared to really any other broker dealer in the United States, we shouldn't in any way get near that lower level. We certainly would not anticipate that that would happen, but we do believe from a trading perspective, it is prudent to do that at the lower end.

David Lieberman:
Right. And is there a pricing period, `cause I know you're using a ten-day average to calculate that, but is there a pricing in the deal?

RICK HENDRIX:
Yes. From a negotiation standpoint, it was price off of the ten-day average going into yesterday or the time that the definitive merger was signed.

David Lieberman:
Right, and is there a pricing period to close, meaning is there an average before the shareholder date that would calculate...

ERIC BILLINGS: Yes, it's ten days prior to the actual closing date, the average trading of the ten days prior to the closing date. That's how we would judge on whether the walkaway could be triggered.

David Lieberman:
Okay, but the ratio will always be 3.65?

ERIC BILLINGS:
That is correct.

David Lieberman:
Okay. And I guess you presently pay an annual dividend of five dollars, right?

RICK HENDRIX:
Well, it's quarterly, but sums up to five dollars ($5.00) to the FBR Asset shareholders, that is correct.

David Lieberman:
Okay. So this quarterly dividend from December is of a buck and a quarter
($1.25).

ERIC BILLINGS:
That's correct, and in addition to potential special dividends that would be paid at the end of the fourth quarter.

David Lieberman:
To the FB shareholders?

KURT HARRINGTON:
Only to FB Asset shareholders, that's correct.

David Lieberman:
How much would that expected to be?

ERIC BILLINGS:
We don't know the answer to that at this time.

David Lieberman:
Okay. But so--there is the potential of a special dividend also at the end of the fourth quarter?

ERIC BILLINGS:
That's correct, right.

Lieberman:
On top of the one and a quarter ($1.25)?

ERIC BILLINGS:
That's correct.

David Lieberman:
The approvals, I guess you need, are pretty--you don't need any banking or any, any of those type of approvals, do you?

ERIC BILLINGS:
No, we really do not.

ROBERT SMITH:
FBR Group is a financial holding company regulated by the Federal Reserve, so we do require that approval.

David Lieberman:
So you need Federal Reserve approval. And how do you, how long do you expect that to take?

ROBERT SMITH:
We don't expect it to delay closing in the first quarter.

David Lieberman:
Okay, but you need a Fed--that's the Federal Reserve Board approval?

RICK HENDRIX:
Yes.

David Lieberman:
Okay. And one last question. I guess you need, I think you mentioned before, a majority vote of the FBR shareholders?

ERIC BILLINGS:
Yes. A simple majority.

David Lieberman:
A simply majority. All right. Thank you very much.

ERIC BILLINGS:
Thank you.

MODERATOR:
The next question comes from Oscar Woo [ph] with Nomura Securities.

Oscar Woo, Caller:
My question's been answered. Thank you.

RICK HENDRIX:
Thank you.

MODERATOR:
We'll move on to Timothy Hallman with Freddie Mac.

Timothy Hallman, Caller:
Yes, I just wanted a clarification. You said you were going to be listed under the tax laws as a REIT. Are you a true REIT? Are you required to pay a specific percentage of your dividend, or, excuse me, of your earnings as dividends?

RICK HENDRIX:
We are. We will elect REIT status. That means that the holding company will be a REIT and will be required to pay at least ninety percent of the income, the taxable income of the REIT annually to shareholders as dividends.

Timothy Hallman:
Thank you very much.

ERIC BILLINGS:
Inside the company will be our taxable REIT subsidiary, which will be the entirety, in essence, of FBR Group, where we will continue to, as we earn money to pay taxes and to retain substantially that earnings in the company.

Timothy Hallman:
And those earnings are not subject to the REIT status?

RICK HENDRIX:
That's correct. Under the tax laws, REIT subsidiaries may earn income and pay tax and retain that capital within the subsidiary.

Timothy Hallman:
Okay. Thank you.

KURT HARRINGTON:
Thank you.

MODERATOR:
Thank you. The next question comes from Joe Steven with Stifel Nicholas.

Joe Steven, Caller:
A couple of my questions have been answered already. But first of all, actually this looks pretty neat to me. Two things. You talked about the transaction being, at least I thought you said, accretive for both parties. If that's going to happen, there's got to be some elimination of some things or revenue enhancement. Can you talk about that, that's number one, and number two, now, assuming the transaction goes through with the equity base you have and probably an enhanced currency, does that change your look at expansion, acquisitions, and things like this? Thanks.

EMANUEL FRIEDMAN:
It turns out that the reason it's accretive is there is thirty-two million dollars of income of the REIT that FBR would have paid tax on that it no longer will pay tax on, because it will be in the REIT. And there's another fourteen or fifteen million dollars of revenues of FBR that come from the REIT employing its excess capital in a mortgage-backed strategy, which we'll not have to pay tax on. So there's a very, very substantial twenty-three, twenty-four million dollar potential tax saving, and that's why it's accretive. There are some modest other savings, and obviously there's some potential synergies, but we're not projecting those synergies at all.

ERIC BILLINGS:
But Joe, specifically, the return on invested equity at the FBR Group level, particularly with this new tax benefit, is higher than the return on equity in FBR Asset, and therefore this transaction is significantly accretive to both companies. And in terms of the company going forward, Joe, it's a great question. Clearly, as is always the case, we are very methodical in what we do. We look at things very, very carefully, but we will have a bigger, more liquid currency; we think a currency that is very, very attractive. And to the degree that something is appropriate from an opportunistic perspective that enhances the entirety of the platform it does give us the ability to certainly look at that more carefully and execute it more easily.

EMANUEL FRIEDMAN:
Having said that, the brokerage and investment banking arm has been able to grow recently very, very easily by simply taking advantage of the dislocation within the industry. So that's been how we've been able to grow. And given the tremendous dislocation, that is probably the way we will continue to grow, just simply by adding people.

Joe Steven:
Thanks, guys.

MODERATOR:
The next question comes from Tony Reiner [ph] with Clinton Group.

Tony Reiner, Caller:
Hi. Congratulations. Besides the--and you talked about Fed approval and of course shareholder vote--are there any other approvals that you need?

ROBERT SMITH:
No, not that we've identified.

Tony Reiner:
Okay. And then, I think it's been touched on a couple of times, just to be straight, is there any top-up provision as far as that walkaway goes below $8.75? I understand the right to walk, but is there anything that the FBR can do to, you know...

EMANUEL FRIEDMAN:
There is no top-up.

Tony Reiner:
Okay. And on the upside, too? The same to exists?

EMANUEL FRIEDMAN:
That is correct.

Tony Reiner:
Okay. I apologize if that's been asked before, but thank you very much.

ERIC BILLINGS:
Thank you.

MODERATOR:
The next question comes from Alex Graham with Longfellow Investment Managers.

Alex Graham, Caller:
I apologize, because you hit on this a couple of times. I want to understand, for FB, there's going to be a full fourth quarter dividend, and around the time of close there will be a pro rata special dividend?

EMANUEL FRIEDMAN:
No. For FB, they will get the regular dividend and a special dividend they would have gotten at the end of the fourth quarter. The first quarter dividend will be paid to everyone at the five dollar ($5.00) run rate, which is equivalent of thirty-four cents ($.34).

Alex Graham:
Okay. And what...

ERIC BILLINGS:
And that's anticipated to be declared the end of the first quarter, paid in April.

Alex Graham:
Okay. And what month is your best estimate for when you'll close in the first quarter?

ERIC BILLINGS:
We're trying to target a mid-February date, February 15th, you know, but obviously...

Alex Graham:
Sure. Obviously.

ERIC BILLINGS:
Yeah.

Alex Graham:
Okay. Thank you.

EMANUEL FRIEDMAN:
Thank you.

MODERATOR:
The next question comes from Lauren Smith with KBW.

Lauren Smith, Caller:
Hi. Good morning. A couple, couple questions, and they're not necessarily related. But when you talked about pro forma earnings of a dollar fifty ($1.50) in `03, was that correct?

EMANUEL FRIEDMAN:
Correct.

Lauren Smith:
You said, I think you highlighted two assumptions. One, no appreciation on the equity investments?

ERIC BILLINGS:
Correct.

Lauren Smith:
And then the second, was assuming similar investment banking run rate as in '02?

EMANUEL FRIEDMAN:
That's correct.

Lauren Smith:
I mean, how realistic is that? I mean, given you've got six focus verticals, and you've certainly broadened and deepened coverage and such, but there's clearly been the benefit of the rate environment that has absolutely helped you in what's been traditionally a strength. So, you is it realistic to assume that '03 is similar?

EMANUEL FRIEDMAN:
I think, Lauren, that it's obviously very, very hard to predict investment banking revenue. Having said that, we have a number of large transactions which appear to be coming together for 2003 already. Certainly, we believe in 2003 the bank REIT will go public based on the potential. And we believe we have a number of other large restructuring transactions that are potentially out there. So we think--and also what we're seeing, for instance, last week we did a oil and gas secondary, and we're seeing increased activity in almost all our verticals right now. So given the fact that almost all our verticals are beginning to show increased activity; our strong verticals a actually continue to be strong or increasing; we feel that, given the present conditions, that we have a good opportunity to do a hundred and fifty million dollars ($150mm) of investment banking revenues, subject to the capital market.

ERIC BILLINGS:
Lauren, but specifically, again, as Manny said, we have very, very significant activity across all of our verticals, so of course, we're very optimistic about that. Again, while the investment banking line is a very profitable line and while there is obviously always volatility, the growth rate of our investment banking revenues has been significant since we created the company and started investment banking in 1993, and so on some kind of a stair-step basis, we have every reason to continue to be very, very optimistic about the growth of that line of our business.

And very importantly, when we combine the capabilities of these two companies and expand the footprint from a book value, a balance sheet and earnings perspective, there is every reason to expect, in our judgment, that the capability of our company from a banking perspective, broadly defined, will be enhanced significantly. So I think we certainly feel, based on what we see today, very, very comfortable with those numbers, and are mindful of the fact that there certainly can be significant upside beyond that, and of course in certain circumstance the numbers certainly could be lower than those. But on a very broad basis, we're quite comfortable with those numbers.

Lauren Smith:
And forgive me, I only caught a piece of someone else's question, something about appraisal rights? Could you, and forgive me, but what is he referring to? And you said you didn't think you would be subject to that.

EMANUEL FRIEDMAN:
There are no appraisal rights.

Smith:
But no, what my--the question is, what exactly is that referring to?

WILLIAM GRIVAN:
If some minority shareholder objected they would be able to seek to cash out.

Lauren Smith:
Okay. And when is this going to shareholders' vote? Do we know that?

ROBERT SMITH:
As soon as we go through the proxy process, Lauren. We're targeting mid-February as probably the earliest we could get to vote.

Lauren Smith:
Okay. And I know you've gone over this, but you said you believe you only need Federal Reserve approval for this transaction and shareholder approval, obviously. And on a go-forward basis, I mean, who is--you know, sorry, coming from broker-deal land--who on a go-forward basis, you know, would be the, you know, regulatory oversight? Is there any change in that regard?

EMANUEL FRIEDMAN:
No.

Lauren Smith:
And your PNC ownership. Are they--do they own, I think the last filing was ten percent or so? Does that, is that ownership structure potentially or that relationship change at all?

EMANUEL FRIEDMAN:
No. They own five percent of FBR. It's just they own it in a different class, but their ownership hasn't changed since they bought the stock in 1997.

Lauren Smith:
There's actually a 13F filing out there that actually, I think it says PNC owns more like ten percent.

ROBERT SMITH:
Lauren, that's because they own the class A and they've calculated the percentage on the class rather than on the total common. On the total common, they own less than five percent of FBR.

Lauren Smith:
Thank you, that's helpful. And then just lastly, who again is on the special committee? Are those the people that you cited in the press release who are also going to be part of the, you know, reconstituted board as you go forward?

ERIC BILLINGS:
Yes, that's correct.

Lauren Smith:
That's simple. Thank you.

ERIC BILLINGS:
Thank you.

MODERATOR:
Our next question comes from David Friedman with Bear Stearns.

David Friedman, Caller:
Two questions, really, please. Number one, it's obvious that both sides are very excited about the deal. If that's true, I'm not exactly sure why the walk would be set at ten percent above current trading levels really. If you feel that deal is so good, I could understand why if you said it went down by ten percent, but not by why it's up at ten percent.

EMANUEL FRIEDMAN:
That's just how it was negotiated.

David Friedman:
But--I understand that's how it was negotiated. I still don't understand the rationale, why it wouldn't be set at a different number?

ERIC BILLINGS:
Well, you know, the concern is not really on the, on the upside, per se. It was a negotiation process, and so we ended up with that. Obviously, on the FBR Group side we do have the ability and the right to waive the upside target. So that is really not the, quote, collar, that's not really the part that we're focused on.

David Friedman:
Okay. The other question is, I mean, you talked about how the deal will save twenty-three million dollars ($23mm) in taxes due to the REIT status. I believe that was the number you had said, something on that order. And it seems like you'll pay out an additional sixty-seven million ($67mm)of dividends, something on that order? Won't that be stripping capital out?

ERIC BILLINGS:
Yeah, you haven't calculated all of the earnings from FBR Group. FBR Group, on a pre-tax basis, is earning on a run rate basis now something more than eighty million dollars ($80mm), of which the tax savings will occur because FBR Asset--excuse me, FBR Group--cash return on invested equity is higher than FBR Asset. In fact, not only do we get the significant tax savings, but clearly the combined entity, from an FBR Asset shareholder's perspective actually earns more per share in addition to the tax savings. And that's why it is accretive to both companies on a cash earnings basis. And this is clearly the reason why we can not only maintain the same dividends, but actually retain significant earnings with any appreciation in the equity portfolio going forward, and with assumptions that our revenues are essentially the same as they are in 2002, despite the fact that we will have a much bigger, much more visible, much more capable platform than we had, have had, historically.

David Friedman:
Okay. Thank you very much.

ERIC BILLINGS:
Thank you.

MODERATOR:
The next question comes from KBC [ph].

Caller:
Hi, I joined the call late, so I apologize if this was asked and answered, but have any shares committed to vote in favor of the transaction?

EMANUEL FRIEDMAN:
On the FBR Group side, Eric and I have agreed to vote for the transaction, which is approximately, on a voting basis, approximately thirty million shares (32mm).

Caller:
Okay. And also, on the FB Asset Management?

EMANUEL FRIEDMAN:
Only sixty million shares.

Caller:
Okay. And on the target side?

EMANUEL FRIEDMAN:
The target side--you know, it'll be, there is no target. It's really a merger. On the FBR Asset side, it's completely up to the shareholders. FBR Group owns ten percent and it will be voting for the transaction.

Caller:
Okay, and will FBR be voting for the transaction regardless of where FBR Group stock is trading?

EMANUEL FRIEDMAN:
We'll have to make that decision at the time.

Caller:
Okay. So the ten percent or eleven percent of FBR Group's ownership of FBR Asset is committed to vote in favor of it, but they do have that out, above the ten-fifty-five walkaway?

RICK HENDRIX:
That's right.

Caller:
Okay. Okay. Thank you very much.

MODERATOR:
We have a follow-up question from Eric Connerly [ph] with Boston Partners.

Eric Connerly:
Given this is a share-for-share transaction, isn't there some sort of IRS ruling or approval needed?

ROBERT SMITH:
It's being structured to be a tax-free exchange under the code.

Eric Connerly:
And you've already gotten the ruling on that?

ROBERT SMITH:
We're relying on opinion of counsel.

Eric Connerly:
Okay. And the second question, is there precedent for approving a financial holding company with a high dividend requirement such as this one?

ROBERT SMITH:
The size of the bank that we own that leads to our being subject to Fed approval is de minimis. We're not aware of precedent specifically that a bank holding company has elected REIT status, but bear in mind that its ability to have a taxable REIT subsidiary inside the REIT is a fairly new development in the law, so you wouldn't expect that precedent. But again, we don't anticipate that any Fed requirement will delay closing. It's less than twenty million, the bank is less than twenty million of equity.

Eric Connerly:
Okay. Okay. Thank you.

MODERATOR:
Our next question comes from Alice Sillee [ph] with DB&C Capital Markets.

Alice Sillee, Caller:
Good morning, gentlemen. My first question, actually, is to--have you all received any indication from any accounting or legal firm that the viability of the existing fee sharing agreement was in jeopardy under the current separate entity structure?

EMANUEL FRIEDMAN:
Not at all.

ERIC BILLINGS:
No. The answer is no.

Alice Sillee:
And also for additional clarity, on a back of an envelope, what percentage of the dollar fifty pro forma earnings for next year comes from FBR Asset versus the FBR Group franchise?

ERIC BILLINGS:
It's approximately sixty-forty.

Alice Sillee:
Okay. Thank you.

EMANUEL FRIEDMAN:
Thank you.

MODERATOR:
We have a follow-up question from David Lieberman with Needham and Company.

David Lieberman:
Hi. Quick question--sorry about that. I guess, is there a market out, as well, if the market drops below a certain percent?

ERIC BILLINGS:
No, there's not.

David Lieberman:
And when are you filing the proxy?

ROBERT SMITH:
As soon as practicable.

David Lieberman:
And the merger agreement--that would come up in the next day or two?

EMANUEL FRIEDMAN:
Yes.

David Lieberman:
Thank you.

MODERATOR:
There's one last follow-up question from John Cardoza, with Chesapeake Partners.

John Cardoza:
Hey, guys--sorry, one quick question, and you've commented on it. I just want to make sure that I understand it. The dollar twenty-five dividend you'll pay for FBR Asset, and there'll be a special dividend for them as well--what about Q1 dividends, as it relates to timing of the close of the transaction?

EMANUEL FRIEDMAN:
The Q1 dividend will be paid, will be declared at end of March and paid early April. It will be paid on all shares, and based on the present environment, we would maintain the five-dollar ($5.00)dividend, which is thirty-four cents a share.

John Cardoza:
Okay. And I'm seeing no dividends for FBR Group.

EMANUEL FRIEDMAN:
They would get the same dollar twenty-five they were going to get ($1.25).

ERIC BILLINGS:
I'm not clear on this question, John, but if you're asking at the end of the first quarter, when the dividend is declared, it would be for all shareholders.

John Cardoza:
Right. Okay, so for--absolutely. So for FBR Group, that would be their first dividend.

ERIC BILLINGS:
Correct.

EMANUEL FRIEDMAN:
That is correct.

John Cardoza:
Okay. Thanks a lot, and congratulations again.

ERIC BILLINGS:
Thanks very much, John.

MODERATOR:
Thank you. At this time, I'm showing that there are no further questions.

ERIC BILLINGS:
All right. Well, thank everybody for joining us. We appreciate it, and as Manny said, we will be talking to all of you going forward in the next couple of weeks and traveling to see many of you. Thank you. We appreciate your interest a great deal.

                                      * * *



FORWARD LOOKING INFORMATION

Statements concerning projections, future performance, developments, events, market forecasts, revenues, expenses, earnings, run rates and any other guidance on present or future periods constitute forward-looking statements. These forward-looking statements are subject to a number of factors, risks, and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include, but are not limited to, the overall environment for interest rates, repayment speeds within the mortgage-backed securities market, risk associated with equity investments, the demand for public offerings, activity in the secondary securities market, the high degree of risk associated with technology and other venture capital investments, competition for business and personnel, and general economic, political, and market conditions. Additional information concerning factors that could cause actual results to differ materially is contained in FBR Asset's Annual Report on Form 10-K and quarterly reports on Form 10-Q, and FBR Group's Annual Report on Form 10-K and quarterly reports on Form 10-Q.

PROXY INFORMATION

In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc. and FBR Asset Investment Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/ prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Friedman, Billings, Ramsey Group, Inc. and FBR Asset, without charge, at the SEC's web site at http://www.sec.gov. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209,
Attention: Investor Relations.

PARTICIPANTS IN SOLICITATION

FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002.